UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /  /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 Pages

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 35,118,521
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 35,118,521
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 221,701
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 221,701
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 8,571,514
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 8,571,514
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 52,079,070
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 52,079,070
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 5,712,083
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,712,083
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 2,406
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,406
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON ESL Investment Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 61,964
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 61,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 46,145,286
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 46,145,286
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05329W102

1		NAME OF REPORTING PERSON RBS Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 221,701
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 221,701
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 52,271,034
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 52,271,034
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
7	SOLE VOTING POWER 152,406
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 152,406
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,423,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 14 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, LLC, a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr.  Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 14 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

In open market purchases on October 26, 2007, October 30, 2007, November 5, 2007, November 6, 2007 and November 7, 2007, ESL acquired an aggregate of 2,350,600 shares for aggregate consideration of approximately $39,485,196 using working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 52,423,440 Shares (approximately 28.5% of the outstanding Shares based on the Issuer having 183,963,303 Shares outstanding on October 22, 2007, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	52,423,440 (1)	28.5%	35,118,521	0	35,118,521	0
ESL Institutional Partners, L.P.	52,423,440 (1)	28.5%	221,701	0	221,701	0
ESL Investors, L.L.C.	52,423,440 (1)	28.5%	8,571,514	0	8,571,514	0
ESL Investments, Inc.	52,423,440 (1)	28.5%	52,079,070 (2)	0	52,079,070 (2)	0
CBL Partners, L.P.	52,423,440 (1)	28.5%	5,712,083	0	5,712,083	0
Tynan, LLC	52,423,440 (1)	28.5%	2,406	0	2,406	0
ESL Investment Management, L.P.	52,423,440 (1)	28.5%	61,964	0	61,964	0

RBS Partners, L.P.	52,423,440 (1)	28.5%	46,145,286 (3)	0	46,145,286 (3)	0
RBS Investment Management, LLC	52,423,440 (1)	28.5%	221,701 (4)	0	221,701 (4)	0
Edward S. Lampert	52,423,440 (1)	28.5%	52,271,034 (5)	0	52,271,034 (5)	0
William C. Crowley	52,423,440 (1)	28.5%	152,406 (6)	0	152,406 (6)	0

(1)

This number consists of 35,118,521 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)

This number consists of 35,118,521 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)

This number consists of 35,118,521 Shares held by ESL, 8,571,514 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)

This number consists of 221,701 Shares held by Institutional.

(5)

This number consists of 35,118,521 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)

This number consists of 2,406 Shares held by Tynan and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)

Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2007

ESL PARTNERS, L.P.

By:

RBS Partners, L.P., as its general partner

By:

ESL Investments, Inc., as its general partner

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:

RBS Investment Management, L.L.C., as its general partner

By:

ESL Investments, Inc., as its manager

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTORS, L.L.C.

By:

RBS Partners, L.P., as its managing member

By:

ESL Investments, Inc., as its general partner

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

ESL INVESTMENTS, INC.

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

CBL PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

TYNAN, LLC

By:

/s/ William C. Crowley

Name:  William C. Crowley
Title:  Member

ESL INVESTMENT MANAGEMENT, L.P. By: ESL INVESTMENT MANAGEMENT (GP), L.L.C., its general partner By: /s/ Edward S. Lampert Name: Edward S. Lampert Title: Managing Member

RBS PARTNERS, L.P.

By:

ESL Investments, Inc., as its general partner

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:

ESL Investments, Inc., as its manager

By:

/s/ Theodore W. Ullyot

Name:  Theodore W. Ullyot
Title:  EVP & General Counsel

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

William C. Crowley

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	10/26/07	open market purchase	6,027	$16.93
ESL Partners, L.P.	10/26/07	open market purchase	109,070	$17.10
ESL Partners, L.P.	10/26/07	open market purchase	22,750	$16.98
ESL Partners, L.P.	10/26/07	open market purchase	54,378	$17.00
ESL Partners, L.P.	10/26/07	open market purchase	2,200	$16.95
ESL Partners, L.P.	10/26/07	open market purchase	575	$17.09
ESL Partners, L.P.	10/30/07	open market purchase	700	$17.11
ESL Partners, L.P.	10/30/07	open market purchase	1,000	$17.13
ESL Partners, L.P.	10/30/07	open market purchase	2,801	$17.14
ESL Partners, L.P.	10/30/07	open market purchase	200	$17.145
ESL Partners, L.P.	10/30/07	open market purchase	4,300	$17.15
ESL Partners, L.P.	10/30/07	open market purchase	13,300	$17.160
ESL Partners, L.P.	10/30/07	open market purchase	2,300	$17.165
ESL Partners, L.P.	10/30/07	open market purchase	38,300	$17.17
ESL Partners, L.P.	10/30/07	open market purchase	1,900	$17.175
ESL Partners, L.P.	10/30/07	open market purchase	19,400	$17.18
ESL Partners, L.P.	10/30/07	open market purchase	6,200	$17.185
ESL Partners, L.P.	10/30/07	open market purchase	41,057	$17.19
ESL Partners, L.P.	10/30/07	open market purchase	2,600	$17.195
ESL Partners, L.P.	10/30/07	open market purchase	27,142	$17.20
ESL Partners, L.P.	10/30/07	open market purchase	14,400	$17.21
ESL Partners, L.P.	10/30/07	open market purchase	200	$17.215
ESL Partners, L.P.	10/30/07	open market purchase	40,617	$17.22

ESL Partners, L.P.	10/30/07	open market purchase	300	$17.225
ESL Partners, L.P.	10/30/07	open market purchase	12,455	$17.23
ESL Partners, L.P.	10/30/07	open market purchase	23,334	$17.24
ESL Partners, L.P.	10/30/07	open market purchase	44,794	$17.25
ESL Partners, L.P.	10/30/07	open market purchase	1,100	$17.26
ESL Partners, L.P.	10/30/07	open market purchase	14,752	$17.27
ESL Partners, L.P.	10/30/07	open market purchase	10,800	$17.28
ESL Partners, L.P.	10/30/07	open market purchase	294	$17.285
ESL Partners, L.P.	10/30/07	open market purchase	43,187	$17.29
ESL Partners, L.P.	10/30/07	open market purchase	300	$17.295
ESL Partners, L.P.	10/30/07	open market purchase	138,267	$17.30
ESL Partners, L.P.	11/05/07	open market purchase	4,601	$16.92
ESL Partners, L.P.	11/05/07	open market purchase	4,246	$16.83
ESL Partners, L.P.	11/05/07	open market purchase	14,352	$16.82
ESL Partners, L.P.	11/05/07	open market purchase	2,600	$16.78
ESL Partners, L.P.	11/05/07	open market purchase	10,002	$16.85
ESL Partners, L.P.	11/05/07	open market purchase	2,500	$16.79
ESL Partners, L.P.	11/05/07	open market purchase	3,800	$16.81
ESL Partners, L.P.	11/05/07	open market purchase	5,000	$16.74
ESL Partners, L.P.	11/05/07	open market purchase	7,500	$16.80
ESL Partners, L.P.	11/05/07	open market purchase	36,000	$16.95
ESL Partners, L.P.	11/05/07	open market purchase	34,068	$16.98
ESL Partners, L.P.	11/05/07	open market purchase	22,901	$16.97
ESL Partners, L.P.	11/05/07	open market purchase	5,000	$16.76
ESL Partners, L.P.	11/05/07	open market purchase	14,989	$16.87

ESL Partners, L.P.	11/05/07	open market purchase	1,900	$16.88
ESL Partners, L.P.	11/05/07	open market purchase	5,100	$16.91
ESL Partners, L.P.	11/05/07	open market purchase	44,411	$16.90
ESL Partners, L.P.	11/05/07	open market purchase	13,100	$16.89
ESL Partners, L.P.	11/05/07	open market purchase	25,099	$16.93
ESL Partners, L.P.	11/05/07	open market purchase	37,059	$16.99
ESL Partners, L.P.	11/05/07	open market purchase	400	$16.975
ESL Partners, L.P.	11/05/07	open market purchase	115,468	$17.00
ESL Partners, L.P.	11/05/07	open market purchase	15,114	$16.96
ESL Partners, L.P.	11/05/07	open market purchase	19,024	$17.01
ESL Partners, L.P.	11/05/07	open market purchase	7,700	$16.94
ESL Partners, L.P.	11/05/07	open market purchase	2,200	$17.015
ESL Partners, L.P.	11/05/07	open market purchase	17,797	$17.02
ESL Partners, L.P.	11/05/07	open market purchase	14,162	$17.05
ESL Partners, L.P.	11/05/07	open market purchase	11,538	$17.06
ESL Partners, L.P.	11/05/07	open market purchase	13,621	$17.07
ESL Partners, L.P.	11/05/07	open market purchase	13,698	$17.08
ESL Partners, L.P.	11/05/07	open market purchase	10,586	$17.04
ESL Partners, L.P.	11/05/07	open market purchase	500	$16.995
ESL Partners, L.P.	11/05/07	open market purchase	9,800	$17.03
ESL Partners, L.P.	11/05/07	open market purchase	200	$16.985
ESL Partners, L.P.	11/05/07	open market purchase	200	$17.025
ESL Partners, L.P.	11/05/07	open market purchase	200	$17.045
ESL Partners, L.P.	11/05/07	open market purchase	800	$17.065
ESL Partners, L.P.	11/05/07	open market purchase	1,221	$17.005

ESL Partners, L.P.	11/05/07	open market purchase	100	$16.945
ESL Partners, L.P.	11/05/07	open market purchase	500	$16.925
ESL Partners, L.P.	11/05/07	open market purchase	443	$17.09
ESL Partners, L.P.	11/05/07	open market purchase	500	$16.885
ESL Partners, L.P.	11/06/07	open market purchase	12,500	$16.75
ESL Partners, L.P.	11/06/07	open market purchase	2,000	$16.31
ESL Partners, L.P.	11/06/07	open market purchase	23,400	$16.33
ESL Partners, L.P.	11/06/07	open market purchase	55,300	$16.32
ESL Partners, L.P.	11/06/07	open market purchase	19,300	$16.30
ESL Partners, L.P.	11/06/07	open market purchase	64,300	$16.48
ESL Partners, L.P.	11/06/07	open market purchase	84,200	$16.47
ESL Partners, L.P.	11/06/07	open market purchase	19,300	$16.46
ESL Partners, L.P.	11/06/07	open market purchase	2,800	$16.45
ESL Partners, L.P.	11/06/07	open market purchase	500	$16.43
ESL Partners, L.P.	11/06/07	open market purchase	3,900	$16.42
ESL Partners, L.P.	11/06/07	open market purchase	71,000	$16.59
ESL Partners, L.P.	11/06/07	open market purchase	10,800	$16.72
ESL Partners, L.P.	11/06/07	open market purchase	21,500	$16.73
ESL Partners, L.P.	11/06/07	open market purchase	48,600	$16.78
ESL Partners, L.P.	11/06/07	open market purchase	22,700	$16.77
ESL Partners, L.P.	11/06/07	open market purchase	75,900	$16.74
ESL Partners, L.P.	11/06/07	open market purchase	9,700	$16.80
ESL Partners, L.P.	11/06/07	open market purchase	2,200	$16.79
ESL Partners, L.P.	11/06/07	open market purchase	100	$16.58
ESL Partners, L.P.	11/07/07	open market purchase	4,100	$16.30

ESL Partners, L.P.	11/07/07	open market purchase	12,700	$16.38
ESL Partners, L.P.	11/07/07	open market purchase	10,000	$16.23
ESL Partners, L.P.	11/07/07	open market purchase	17,300	$16.25
ESL Partners, L.P.	11/07/07	open market purchase	12,800	$16.27
ESL Partners, L.P.	11/07/07	open market purchase	10,000	$16.31
ESL Partners, L.P.	11/07/07	open market purchase	17,800	$16.37
ESL Partners, L.P.	11/07/07	open market purchase	40,700	$16.39
ESL Partners, L.P.	11/07/07	open market purchase	47,700	$16.35
ESL Partners, L.P.	11/07/07	open market purchase	41,520	$16.33
ESL Partners, L.P.	11/07/07	open market purchase	21,300	$16.29
ESL Partners, L.P.	11/07/07	open market purchase	4,933	$16.34
ESL Partners, L.P.	11/07/07	open market purchase	130,680	$16.40
ESL Partners, L.P.	11/07/07	open market purchase	42,900	$16.32
ESL Partners, L.P.	11/07/07	open market purchase	1,300	$16.3125
ESL Partners, L.P.	11/07/07	open market purchase	72,000	$16.48
ESL Partners, L.P.	11/07/07	open market purchase	200	$16.36
ESL Partners, L.P.	11/07/07	open market purchase	13,000	$16.3546
ESL Partners, L.P.	11/07/07	open market purchase	12,000	$16.20
ESL Partners, L.P.	11/07/07	open market purchase	15,000	$16.42
ESL Partners, L.P.	11/07/07	open market purchase	9,067	$16.44
ESL Partners, L.P.	11/07/07	open market purchase	12,600	$16.41